September 10, 2007

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Cheryl L. Grant

Re:	Whirlpool Corporation
Definitive Proxy Statement on Schedule 14A
Filed on March 12, 2007
File No. 001-03932

Ladies and Gentlemen:

On behalf of Whirlpool Corporation (the “Company”), I refer to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated August 21, 2007, containing comments on the above-referenced filing. As discussed with Cheryl L. Grant on September 6, 2007, the Company requested additional time in order to allow its Human Resources Committee, and the full Board of Directors, adequate opportunity to review the Company’s response to the Commission’s comment letter. Based on the discussion with Ms. Grant, the Company plans to provide a response to the Commission on or before October 31, 2007. Thank you for this courtesy.

If you require additional information, please feel free to call me at (269) 923-3223.

Sincerely,

/s/ Daniel F. Hopp
Daniel F. Hopp
Senior Vice President, Corporate Affairs,
General Counsel and Secretary